FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated second quarter earnings for fiscal year 2021.

Banco BBVA Argentina S.A. announces

Second Quarter 2021 results

Buenos Aires, August 24, 2021 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the second quarter (2Q21), ended on June 30, 2021.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 and 2021 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2021.

2Q21 Highlights

•	BBVA Argentina’s inflation adjusted net income in 2Q21 was $7.2 billion, 119.3% greater than the $3.3 billion reported on the first quarter of 2021 (1Q21), and 14.3% greater than the $6.3 billion reported on the second quarter of 2020 (2Q20).
•	In 2Q21, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 3.4% and an inflation adjusted average return on equity (ROAE) of 22.2%.
•	In terms of activity, total consolidated financing to the private sector in 2Q21 totaled $319.9 billion, contracting in real terms 2.9% compared to 1Q21, and 15.0% compared to 2Q20. In the quarter, changes were mainly driven by the fall in credit cards, other loans and overdrafts by 4.3%, 6.6% and 17.7% respectively. BBVA’s consolidated market share of private sector loans was 8.21% as of 2Q21.
•	Total consolidated deposits in 2Q21 totaled $609.1 billion, increasing 8.1% in real terms during the quarter, and 8.6% in the year. Quarterly growth is mainly explained by sight deposits, especially checking accounts and savings accounts, which increased 21.2% and 6.2% respectively. The Bank’s consolidated market share of private deposits was 7.41% as of 2Q21.
•	As of 2Q21, the non-performing loan ratio (NPL) reached 2.49%, with a 187.88% coverage ratio.
•	The accumulated efficiency ratio in 2Q21 was 70.1%, below 1Q21’s 72.5%, and above 2Q20’s 56.0%.
•	As of 2Q21, BBVA Argentina reached a regulatory capital ratio of 23.3%, entailing a $78.8 billion or 184.5% excess over minimum regulatory requirement. Tier I ratio was 22.6%.
•	Total liquid assets represented 75.7% of the Bank’s total deposits as of 2Q21.

Message from the CFO

“The second quarter of 2021 has been impacted by the second wave of COVID-19, in the context of a sanitary crisis which the country has been going through during more than a year. This derived in a deceleration of activity, with a persistence in uncertainty generated by pending mid-term elections, and unsolved conflicts related to foreign debt with the International Monetary Fund.

BBVA Argentina operating results stand out on 2Q21, growing 14.5% compared to the previous quarter, boosted by an improvement in net fee income, with a focus on operating efficiency, denoting an adequate expense management, and by a preservation of margins in a context marked by volatility and rate controls.

In terms of credit performance, as of June 2021, BBVA Argentina reached an NPL ratio of 2.49%. In terms of liquidity and solvency, the Bank ended the quarter with ratios of 75.7% and 23.3% respectively, which would enable the growth of business that could come along a potential economic recovery.

Meanwhile, the Bank closely monitors its business, financial conditions and operating results, in the aim of anticipating possible effects of the gradual removal of regulation implemented by the Government during the pandemic, especially over asset quality and margins.

1

Regarding digitalization, our service offering has evolved in such way that by the end of June 2021, digital client penetration reached 74% from 69% a year back, while that of mobile clients reached 62% from 57% in the same period. Trend aims towards stabilization, considering that the pandemic has caused an important shift towards the adoption of digital channels by clients.

Lastly, in terms of responsible banking, in July 2021, BBVA at a global level, announced it would double its target of channeling sustainable financing to 200 billion euros, BBVA Argentina being part and collaborating with this target”

Ernesto R. Gallardo, BBVA Argentina’s CFO

2Q21 Conference Call

Wednesday, August 25, 12:00 p.m. Buenos Aires time – (11:00 a.m. EST)

To participate, please dial in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

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Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the transitory exceptions: (i) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (ii) the temporary exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 and 2021 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2021.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

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Quarterly Results

Income Statement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Net Interest Income	24,306	23,908	23,846	1.7%	1.9%
Net Fee Income	5,429	3,722	4,669	45.9%	16.3%
Net income from measurement of financial instruments at fair value through P&L	1,252	1,776	1,913	(29.5%)	(34.6%)
Net income from write-down of assets at amortized cost and at fair value through OCI	(16)	(37)	(309)	56.8%	94.8%
Foreign exchange and gold gains	1,181	994	2,245	18.8%	(47.4%)
Other operating income	1,812	1,716	1,715	5.6%	5.7%
Loan loss allowances	(2,126)	(2,123)	(3,974)	(0.1%)	46.5%
Net operating income	31,838	29,956	30,105	6.3%	5.8%
Personnel benefits	(6,359)	(6,479)	(5,956)	1.9%	(6.8%)
Adminsitrative expenses	(5,878)	(5,916)	(5,755)	0.6%	(2.1%)
Depreciation and amortization	(1,189)	(1,186)	(1,266)	(0.3%)	6.1%
Other operating expenses	(5,563)	(5,157)	(4,253)	(7.9%)	(30.8%)
Operarting expenses	(18,989)	(18,738)	(17,230)	(1.3%)	(10.2%)
Operating income	12,849	11,218	12,875	14.5%	(0.2%)
Income from associates	174	(33)	284	n.m	(38.7%)
Income from net monetary position	(8,734)	(8,377)	(3,750)	(4.3%)	(132.9%)
Net income before income tax	4,289	2,808	9,409	52.7%	(54.4%)
Income tax	2,931	485	(3,091)	n.m	194.8%
Net income for the period	7,220	3,293	6,318	119.3%	14.3%
Owners of the parent	7,219	3,339	6,246	116.2%	15.6%
Non-controlling interests	1	(46)	72	102.2%	(98.6%)

Other comprehensive Income (OCI) (1)	75	(255)	1,898	129.4%	(96.0%)
Total comprehensive income	7,295	3,038	8,216	140.1%	(11.2%)

BBVA Argentina 2Q21 net income was $7.2 billion, growing 119.3% or $3.9 billion quarter-over-quarter (QoQ) and 14.3% or $902 million year-over-year (YoY).

Quarterly results are mainly explained by (i) a better net operating income due to a larger fee income and (ii) the reversal of the provision recorded in accordance to the Memorandum N°6/2017 issued by the BCRA, in connection with the repayment of income tax inflation adjustments for 2017 and 2018 fiscal years, for a total of $4.3 billion, as a result of an assessment, funded on legal and tax advisors’ opinions, in which the Bank considers that probabilities of getting a final instance favorable court ruling are higher for those fiscal years.

The accumulated net income for the first six months of 2021 was $10.5 billion, 23.7% above the accumulated net income for the first half of 2020, of $8.5 billion. The accumulated ROE as of 2Q21 is 16.5% while the accumulated ROA is 2.5%.

4

Earnings per share	BBVA ARG Consolidated			Chg (%)
	2Q21	1Q21	2Q20	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	7,219	3,339	6,246	116.2%	15.6%
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	184.35	130.00	136.00	41.8%	35.6%
Closing price of ADS at NYSE (in USD)	3.25	2.73	3.75	19.0%	(13.3%)
Book value per share (in AR$)	216.91	217.13	227.19	(0.1%)	(4.5%)
Price-to-book ratio (BYMA price) (%)	0.85	0.60	0.60	42.0%	42.0%
Earnings per share (in AR$)	11.78	5.45	10.19	116.2%	15.6%
Earnings per ADS(2) (in AR$)	35.35	16.35	30.58	116.2%	15.6%

1) In thousands of shares. On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 ordinary shares, with a nominal value of $ 1 and entitling to one (1) vote each for to be delivered to BBVA Francés Valores S.A.’s minority shareholders. The merger and the ensuing capital stock increase are still in the process of being registered with the Argentine Supervisory Board of Companies (IGJ).
(2) Each ADS accounts for 3 ordinary shares

Net Interest Income

Net interest income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Net Interest Income	24,306	23,908	23,846	1.7%	1.9%
Interest Income	43,669	40,726	33,557	7.2%	30.1%
From government securities	11,014	10,841	8,878	1.6%	24.1%
From private securities	27	26	4	3.8%	n.m
Interest from loans and other financing	17,804	19,657	21,306	(9.4%)	(16.4%)
Financial Sector	134	161	355	(16.6%)	(62.3%)
Overdrafts	1,552	1,982	4,420	(21.7%)	(64.9%)
Discounted Instruments	2,890	3,037	2,703	(4.8%)	6.9%
Mortgage loans	374	351	418	6.5%	(10.5%)
Pledge loans	1,159	1,123	851	3.2%	36.2%
Consumer Loans	2,978	2,861	3,001	4.1%	(0.8%)
Credit Cards	4,616	5,891	5,351	(21.6%)	(13.7%)
Financial leases	197	191	151	3.0%	30.5%
Loans for the prefinancing and financing of exports	242	219	568	10.3%	(57.4%)
Other loans	3,662	3,840	3,488	(4.6%)	5.0%
Premiums on REPO transactions	7,276	3,459	661	110.3%	n.m
CER/UVA clause adjustment	7,548	6,742	2,699	12.0%	179.7%
Other interest income	-	2	9	(100.0%)	(100.0%)
Interest expenses	19,363	16,818	9,711	15.1%	99.4%
Deposits	17,307	15,453	8,007	12.0%	116.1%
Checking accounts	2,871	2,030	253	41.4%	n.m
Savings accounts	119	107	73	11.5%	63.0%
Time deposits and Investment accounts	14,317	13,316	7,681	7.5%	86.4%
Other liabilities from financial transactions	228	208	893	9.6%	(74.5%)
Interfinancial loans received	622	532	429	16.9%	45.0%
CER/UVA clause adjustment	1,203	626	374	92.3%	221.7%
Other	3	0	8	n.m	(62.5%)

Net interest income for 2Q21 was $24.3 billion, increasing 1.7% or $398 million QoQ, and 1.9% or $460 million YoY. In 2Q21, although in percentage terms interest expenses increased more than interest income, in monetary terms growth in interest income compensates the increase in interest costs and reflects a positive net interest income.

In 2Q21, interest income totaled $43.7 billion, increasing 7.2% compared to 1Q21 and 30.1% compared to 2Q20. Quarterly increase is mainly driven by a 110.3% surge in premiums from REPO transactions (due to a larger position, thanks to a greater liquidity derived from modifications in the Bank’s treasury and increase in the limit of damaged banknotes accepted in exchange by the BCRA), and a 12.0% improvement in income from CER/UVA adjustments, the latter related to income from public securities linked to such indexes. The whole increase was offset by a fall in credit cards by 21.6%, and a 21.7% fall in income from overdrafts, the latter due to lower demand.

5

Income from government securities grew 1.6% compared to 1Q21, and 24.1% compared to 2Q20. This is explained by a larger position in BCRA liquidity bills (LELIQ). 92% of these results are explained by government securities at fair value through Other Comprehensive Income (OCI), mainly LELIQ, and 6% by securities at amortized cost (2022 National Treasury Bonds at fixed rate, used for reserve requirement integration).

Interest income from loans and other financing totaled $17.8 billion, contracting 9.4% QoQ and 16.4% YoY. Quarterly decrease is mainly due to a fall in credit cards by 21.6% and overdrafts by 21.7%. This was partially offset by a 4.1% increase in interests from consumer loans.

Income from CER/UVA adjustments grew 12.0% QoQ and 179.7% YoY, driven by an increment in the CER linked securities position. 54% of income from interests from CER/UVA adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $19.4 billion, denoting a 15.1% increase QoQ and a 99.4% increase YoY. Quarterly increase is described by (i) an increase in interest expenses from time deposits and investment accounts mainly due to larger portfolios (specially the of latter), (ii) an increase in checking account expenses, and (iii) greater expenses by UVA/CER adjustments derived from time deposits linked to such indexes, also due to a larger portfolio.

Interests from time deposits and investment accounts explain 73.9% of interest expenses, versus 79.2% the previous quarter. These expanded 7.5% QoQ and 86.4% YoY.

NIM

As of 2Q21, net interest income (NIM) was 17.5%, lower than the 19.2% recorded on 1Q21. In 2Q21, NIM in pesos was 18.8% and 3.1% in U.S. dollars.

Assets & Liabilities Performance - Total	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	2Q21			1Q21			2Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	558,288	43,669	31.4%	504,454	40,726	32.7%	573,208	33,557	23.5%
Debt securities	239,987	22,410	37.5%	188,006	17,728	38.2%	130,246	9,726	30.0%
Loans to customers/financial institutions	309,839	21,248	27.5%	308,439	22,998	30.2%	390,152	23,810	24.5%
Other assets	8,462	11	0.5%	8,010	-	-	52,810	21	0.2%
Total non interest-earning assets	246,193	-	-	260,059	-	-	268,760	-	-
Total Assets	804,481	43,669	21.8%	764,513	40,726	21.6%	841,969	33,557	16.0%
Total interest-bearing liabilities	426,998	19,363	18.2%	395,928	16,818	17.2%	411,029	9,711	9.5%
Sight deposits	224,196	2,989	5.3%	212,764	2,139	4.1%	228,624	325	0.6%
Time deposits and investment accounts	192,435	15,924	33.2%	173,007	14,200	33.3%	158,889	8,280	20.9%
Debt securities issued	979	106	43.4%	1,120	126	45.8%	9,381	891	38.1%
Other liabilities	9,388	344	14.7%	9,037	353	15.8%	14,135	215	6.1%
Total non-interest-bearing liabilities	377,483	-	-	368,585	-	-	430,940	-	-
Total liabilities and equity	804,481	19,363	9.7%	764,513	16,818	8.9%	841,969	9,711	4.6%

NIM - Total			17.5%			19.2%			16.7%
Spread - Total			13.2%			15.5%			14.0%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

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Assets & Liabilities Performance - AR$	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	2Q21			1Q21			2Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	511,099	43,226	33.9%	466,050	40,288	35.1%	498,561	32,516	26.2%
Debt securities	239,987	22,410	37.5%	188,002	17,728	38.2%	124,205	9,570	30.9%
Loans to customers/financial institutions	268,466	20,806	31.1%	276,160	22,560	33.1%	328,089	22,927	28.0%
Other assets	2,646	10	1.5%	1,888	-	-	46,268	19	0.2%
Total non interest-earning assets	118,157		-	125,620		-	127,916	-	-
Total Assets	629,256	43,226	27.6%	591,670	40,288	27.6%	626,477	32,516	20.8%
Total interest-bearing liabilities	304,046	19,289	25.4%	273,464	16,766	24.9%	265,886	9,622	14.5%
Savings accounts	122,064	2,987	9.8%	111,106	2,137	7.8%	112,037	323	1.2%
Time deposits	174,981	15,912	36.5%	154,990	14,184	37.1%	132,406	8,205	24.9%
Debt securities issued	979	106	43.4%	1,120	126	45.8%	9,381	891	38.1%
Other liabilities	6,022	284	18.9%	6,249	318	20.7%	12,062	202	6.7%
Total non-interest-bearing liabilities	325,215		-	319,262		-	373,056	-	-
Total liabilities and equity	629,261	19,289	12.3%	592,726	16,766	11.5%	638,941	9,622	6.0%

NIM - AR$			18.8%			20.5%			18.4%
Spread - AR$			8.5%			10.2%			11.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Assets & Liabilities Performance - Foreign Currency	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	2Q21			1Q21			2Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	47,189	443	3.8%	38,404	438	4.6%	74,647	1,041	5.6%
Debt securities	-	-	-	4	-	-	6,042	156	10.4%
Loans to customers/financial institutions	41,373	442	4.3%	32,278	438	5.5%	62,064	883	5.7%
Other assets	5,816	1	0.1%	6,121	-	-	6,542	1	0.1%
Total non interest-earning assets	128,036		-	134,439		-	140,844	-	-
Total Assets	175,225	443	1.0%	172,843	438	1.0%	215,491	1,041	1.9%
Total interest-bearing liabilities	122,952	74	0.2%	122,464	52	0.2%	145,143	89	0.2%
Savings accounts	102,132	2	0.0%	101,658	2	0.0%	116,587	2	0.0%
Time deposits and Investment accounts	17,454	12	0.3%	18,018	16	0.3%	26,483	75	1.1%
Other liabilities	3,366	60	7.1%	2,788	34	5.0%	2,073	12	2.4%
Total non-interest-bearing liabilities	52,268		-	49,323		-	57,884	-	-
Total liabilities and equity	175,220	74	0.2%	171,787	52	0.1%	203,027	89	0.2%

NIM - Foreign currency			3.1%			4.1%			5.1%
Spread - Foreign currency			3.5%			4.5%			5.3%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

Net fee income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Net Fee Income	5,429	3,722	4,669	45.9%	16.3%
Fee Income	9,537	8,519	9,169	12.0%	4.0%
Linked to liabilities	3,382	3,405	3,610	(0.7%)	(6.3%)
From credit cards	4,624	3,661	4,253	26.3%	8.7%
Linked to loans	554	492	382	12.7%	45.0%
From insurance	419	428	457	(2.0%)	(8.3%)
From foreign trade and foreign currency transactions	446	428	364	4.3%	22.5%
Other fee income	112	105	103	6.4%	8.7%
Fee expenses	4,108	4,797	4,500	(14.4%)	(8.7%)

Net fee income as of 2Q21 totaled $5.4 billion, growing 45.9% or $1.7 billion QoQ and 16.3% or $760 million YoY.

In 2Q21, fee income totaled $9.5 billion, growing 12.0% QoQ and 4.0% YoY. The quarterly increase is mainly explained by the income from credit cards line item, mostly due to an increase in consumption, driven by a recovery in the entertainment and recreation sectors, in addition to a contrasting effect against the previous quarter as restrictions in fee increments and charges were lifted.

Regarding fee expenses, these totaled $4.1 billion, contracting 14.4% QoQ and 8.7% YoY. Lower expenses are partially explained by lower digital sales expenses, and a positive effect in the revaluation of miles purchased in 2020 within the Latampass program, linked to the foreign exchange rate.

7

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Net Income from financial instruments at FV through P&L	1,252	1,776	1,913	(29.5%)	(34.6%)
Income from government securities	607	671	1,618	(9.6%)	(62.5%)
Income from private securities	(71)	(223)	(132)	68.1%	46.2%
Interest rate swaps	32	-	32	N/A	-
Gains from foreign currency forward transactions	684	1,324	2	(48.4%)	n.m
Income from debt and equity instruments	-	3	25	(100.0%)	(100.0%)
Other	-	-	368	N/A	(100.0%)

In 2Q21, net income from financial instruments at fair value (FV) through P&L was $1.3 billion, decreasing 29.5% or $524 million QoQ and 34.6% or $661 million YoY.

The main impact on these results is partially explained by a fall in the gains from foreign currency forward transactions line item, driven by a lower quarterly devaluation of the argentine peso compared to the inflation during the same period (3.9%1 versus 11.0%2 respectively).

The fall in income from government securities is mainly explained by a lower inflation versus the prior quarter (11% versus 13%), while most of the securities’ portfolio is allocated in CER-linked bonds.

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	1,181	994	2,245	18.9%	(47.4%)
From foreign exchange position	(63)	(402)	443	84.3%	(114.2%)
Income from purchase-sale of foreign currency	1,244	1,396	1,802	(10.9%)	(31.0%)
Net income from financial instruments at FV through P&L (2)	684	1,324	367	(48.4%)	86.4%
Income from foreign currency forward transactions	684	1,324	367	(48.4%)	86.4%
Total differences in quoted prices of gold & foreign currency (1) + (2)	1,865	2,318	2,612	(19.5%)	(28.6%)

In 2Q21, the total differences in quoted prices of gold and foreign currency showed profit for $1.9 billion, decreasing 19.5% or $453 million compared to 1Q21, mainly due to a 48.4% fall in income from foreign currency forward transactions.

Other Operating Income

Other operating income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Operating Income	1,812	1,716	1,715	5.6%	5.6%
Rental of safe deposit boxes (1)	344	316	387	8.9%	(11.1%)
Adjustments and interest on miscellaneous receivables (1)	535	640	468	(16.4%)	14.3%
Punitive interest (1)	61	35	24	74.3%	154.2%
Loans recovered	392	257	249	52.5%	57.4%
Fee income from credit and debit cards (1)	72	67	61	7.5%	18.0%
Income from initial recognition of public securities	-	13	-	(100.0%)	N/A
Other Operating Income(2)	408	388	526	5.2%	(22.5%)

(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 2Q21 other operating income totaled $1.8 billion, growing 5.6% or $96 million QoQ, and 5.6% or $97 million YoY. The quarterly increase is explained by a 52.5% increment in the loans recovered line item.

1 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

2 Source: Instituto Nacional de Estadística y Censos (INDEC) – Consumer Price Index as of June 2021.

8

This is partially offset by a fall in the adjustments and interest on miscellaneous receivables line item where interests received from the Government in compensation for zero rate credit lines were recorded, and which granting has diminished considerably during 2Q21.

As of 1Q21, the income from initial recognition of public securities line item showed gains for the inflation adjustments accumulated until December 2020, derived from the reclassification of securities from Fair Value through OCI to Amortized cost (in particular, the 2022 National Treasury Bonds at fixed rate).

Operating Expenses

Personnel Benefits and Administrative Expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	12,237	12,395	11,711	(1.3%)	4.5%
Personnel Benefits (1)	6,359	6,479	5,956	(1.9%)	6.8%
Administrative expenses (1)	5,878	5,916	5,755	(0.6%)	2.1%
Travel expenses	37	44	23	(15.9%)	60.9%
Administrative expenses	460	426	563	8.0%	(18.3%)
Security services	199	214	316	(7.0%)	(37.0%)
Fees to Bank Directors and Supervisory Committee	14	11	10	27.3%	40.0%
Other fees	266	252	230	5.6%	15.7%
Insurance	79	73	55	8.2%	43.6%
Rent	727	759	646	(4.2%)	12.5%
Stationery and supplies	6	20	28	(70.0%)	(78.6%)
Electricity and communications	303	297	303	2.0%	-
Advertising	215	224	191	(4.0%)	12.6%
Taxes	1,341	1,387	1,415	(3.3%)	(5.2%)
Maintenance costs	704	693	721	1.6%	(2.4%)
Armored transportation services	824	847	478	(2.7%)	72.4%
Other administrative expenses	703	669	776	5.1%	(9.4%)

Headcount*	5,924	6,004	6,247	(80)	(323)
BBVA (Bank)	5,828	5,905	6,146	(77)	(318)
Associates	96	99	101	(3)	(5)
Total branches**	243	247	247	(4)	(4)

Efficiency ratio	67.9%	72.5%	54.1%	(459)bps	1,383 bps
Accumulated Efficiency Ratio	70.1%	72.5%	56.0%	(236)bps	1,417 bps
Efficiency ratio - Excl. Inflation adjustment	47.1%	50.1%	47.4%	(299)bps	(31)bps
Accumulated Efficiency Ratio - Excl. Inflation adjustment	48.5%	50.1%	47.4%	(153)bps	116 bps
(1) Concept included in the efficiency ratio calculation
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices

During 2Q21, personnel benefits and administrative expenses totaled $12.2 billion, decreasing 1.3% or $158 million compared to 1Q21, and increasing 4.5% or $526 million compared to 2Q20.

Personnel benefits contracted 1.9% QoQ, and increased 6.8% YoY. The quarterly decrease is partially explained by an 11.0% increase in inflation in the same period, and a lower payroll expenditure. This was offset by salary increases arranged through collective bargaining agreements which incremented wages in April by 11.5%.

As of 2Q21, administrative expenses fell 0.6% QoQ, and increased 2.1% YoY. The quarterly fall is also explained by a greater inflation during the quarter than the nominal increase in expenses.

The accumulated efficiency ratio as of 2Q21 was 70.1%, below the 72.5% and above the 56.0% reported in 1Q21 and 2Q20 respectively. The decrease is explained by a higher percentage increase in the denominator (income considering monetary position results) than the numerator (expenses), which has been positively affected by an improvement in net fee income.

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Excluding inflation adjustments considered in the income from the monetary position line item, the 2Q21 accumulated efficiency ratio would have been 47.1%, improving compared to the 50.1% of 1Q21 and the 47.4% of 2Q20.

Other Operating Expenses

Other Operating Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Other Operating Expenses	5,563	5,157	4,253	7.9%	30.8%
Turnover tax	3,596	3,376	2,498	6.5%	44.0%
Initial loss of loans below market rate	429	324	139	32.4%	208.6%
Contribution to the Deposit Guarantee Fund (SEDESA)	228	228	214	-	6.5%
Interest on liabilities from financial lease	103	99	115	4.0%	(10.4%)
Other allowances	512	294	(122)	74.1%	n.m
Other operating expenses	695	836	1,409	(16.9%)	(50.7%)

In 2Q21, other operating expenses totaled $5.6 billion, increasing 7.9% or $406 million QoQ, and 30.8% or $1.3 billion YoY.

The main factor explaining growth during the quarter is found in the turnover tax line item, with a 6.5% increase due to an increment in LELIQ and REPO position, and its consequent taxation. Another line that explains increase in expenses during the quarter is the 74.1% growth in other allowances.

Previously mentioned increases in expenses are offset by the other operating expenses line item which falls 16.9%.

Income from Associates

This line reflects the results from non-consolidated associate companies. During 2Q21, a profit of $174 million has been reported, mainly due to the Bank’s participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A.

Income Tax

Accumulated income tax during the first six months of 2021 recorded a gain of $3.4 billion. As of 2Q21, tax expenses show a positive result of $2.9 billion due to the reversal of the provision connected to the repayment of income tax inflation adjustments for 2017 and 2018 fiscal years, for a total of $4.3 billion, recorded during the first quarter of 2018 (1Q18) and the second quarter of 2019 (2Q19) respectively. The reversal is a result of an assessment, funded on legal and tax advisors’ opinions, in which the Bank considers that probabilities of getting a final instance favorable court ruling are higher for those fiscal years.

Meanwhile, on May 26, 2021, the Bank filed a new action of declaratory judgment of unconstitutionality against the Administración Federal de Ingresos Públicos –Dirección General Impositiva (AFIP-DGI) expecting a favorable decision that declares the unconstitutionality of the section 194 of Income Tax Law (T.O. 2019) and/or the regulations that prevent the full implementation of the inflation adjustment for tax purposes mechanism, as it considers a confiscatory income tax effect for fiscal year 2020. Consequently, in the income tax line item, a positive adjustment of $784 million (in nominal terms) is recorded.

10

Subsequently, Law No 27,630 enacted on June 16, 2021, overruled the general reduction in applicable tax rates3, and introduced a scale system for fiscal years as of January 1, 2021. Thus, the applicable scale for the Bank will be the highest with a 35% tax rate, and generating a one-time loss of $1.7 billion in 2Q21 due to deferred taxes.

The accumulated benefit in the income tax line as of 2Q21 includes the positive result obtained in 1Q21 due to the reversal of a provision of $1.2 billion (in nominal terms) recorded during the second quarter of 2017 (2Q17) corresponding to 2016 fiscal year, which was funded on a favorable final sentence in court.

Balance sheet and activity

Loans and Other Financing

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
To the public sector	-	1	-	(100.0%)	N/A
To the financial sector	2,667	2,484	5,385	7.4%	(50.5%)
Non-financial private sector and residents abroad	319,860	329,335	376,117	(2.9%)	(15.0%)
Non-financial private sector and residents abroad - AR$	277,875	292,649	323,388	(5.0%)	(14.1%)
Overdrafts	12,041	14,634	46,753	(17.7%)	(74.2%)
Discounted instruments	32,961	34,903	35,924	(5.6%)	(8.2%)
Mortgage loans	20,505	20,339	23,269	0.8%	(11.9%)
Pledge loans	13,826	12,913	11,582	7.1%	19.4%
Consumer loans	33,208	33,899	35,857	(2.0%)	(7.4%)
Credit cards	124,994	131,507	113,793	(5.0%)	9.8%
Receivables from financial leases	2,559	2,240	1,980	14.2%	29.2%
Other loans	37,782	42,213	54,230	(10.5%)	(30.3%)
Non-financial private sector and residents abroad - Foreign Currency	41,985	36,686	52,729	14.4%	(20.4%)
Overdrafts	2	1	3	37.7%	(41.9%)
Discounted instruments	2,885	2,073	26	39.2%	n.m
Credit cards	2,063	1,277	1,944	61.5%	6.1%
Receivables from financial leases	85	131	354	(34.9%)	(76.0%)
Loans for the prefinancing and financing of exports	24,580	21,712	32,756	13.2%	(25.0%)
Other loans	12,370	11,492	17,645	7.6%	(29.9%)

% of total loans to Private sector in AR$	86.9%	88.9%	86.0%	(199)bps	89 bps
% of total loans to Private sector in Foreign Currency	13.1%	11.1%	14.0%	199 bps	(89)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	75.2%	80.8%	86.1%	(557)bps	(1,087)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	9.6%	11.8%	22.0%	(218)bps	(1,244)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	8.9%	12.0%	29.9%	(312)bps	(2,099)bps
% of loans with UVA adjustments / Total loans and other financing(1)	2.9%	3.2%	4.8%	(28)bps	(188)bps

Total loans and other financing	322,527	331,820	381,502	(2.8%)	(15.5%)
Allowances	(15,600)	(15,990)	(16,178)	2.4%	3.6%
Total net loans and other financing	306,927	315,829	365,325	(2.8%)	(16.0%)

Private sector loans as of 2Q21 totaled $319.7 billion, decreasing 2.9% or $9.5 billion QoQ, and 15.0% or $56.3 billion YoY.

Loans to the private sector in pesos decreased 5.0% in 2Q21, and 14.1% YoY, especially driven by the decrease in real terms in credit cards, other loans and overdrafts. Loans to the private sector denominated in foreign currency increased 14.4% QoQ and fell 20.4% YoY. The increase of the latter during the quarter is mainly explained by a 39.2% increase in discounted instruments, a 13.2% increase in loans for the prefinancing and financing of exports and a 7.6% increase in other loans. These loans, measured in U.S. dollars, grew 10.0% QoQ and fell 41.4% YoY. The depreciation of the argentine peso versus the U.S. dollar was 3.9% QoQ and 26.4% YoY4.

3 Previously: 30% for fiscal years as of January 1, 2018 and 25% for fiscal years as of 2022.

4 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

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In 2Q21, total loans and other financing totaled $322.5 billion, decreasing 2.8% compared to 1Q21 and 15.5% compared to 2Q20.

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	194,596	199,934	186,445	(2.7%)	4.4%
Mortgage loans	20,505	20,339	23,269	0.8%	(11.9%)
Pledge loans	13,826	12,913	11,582	7.1%	19.4%
Consumer loans	33,208	33,899	35,857	(2.0%)	(7.4%)
Credit cards	127,057	132,784	115,737	(4.3%)	9.8%
Non-financial private sector and residents abroad - Commercial	125,265	129,401	189,672	(3.2%)	(34.0%)
Overdrafts	12,043	14,636	46,756	(17.7%)	(74.2%)
Discounted instruments	35,846	36,976	35,950	(3.1%)	(0.3%)
Receivables from financial leases	2,644	2,371	2,334	11.5%	13.3%
Loans for the prefinancing and financing of exports	24,580	21,712	32,756	13.2%	(25.0%)
Other loans	50,152	53,705	71,876	(6.6%)	(30.2%)

% of total loans to Retail sector	60.8%	60.7%	49.6%	13 bps	1,127 bps
% of total loans to Commercial sector	39.2%	39.3%	50.4%	(13)bps	(1,127)bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have fallen 2.7% QoQ and grown 4.4% YoY. During the quarter, the greatest decline is seen in credit cards with a 4.3% decrease, followed by a 2.0% fall in consumer loans. Credit cards grew in nominal terms by 6.2% driven by an increase in activity, although in real terms this does not compensate for the acceleration in the inflation rate during the quarter.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) contracted 3.2% QoQ and 34.0% YoY both in real terms. Quarterly decline is explained by a 17.7% fall in overdrafts, followed by a 6.6% fall in other loans (particularly due to repayment of company loans or “Prestamos a interés vencido”, mainly linked to COVID-19 loans). This was partially offset by a 13.2% growth in prefinancing and financing of exports.

Decline in both retail and commercial portfolios, and in the total loan portfolio, are mainly impacted by the effect of inflation during the second quarter of 2021, which reached 11%. In nominal terms, the retail, commercial and total loan portfolio all increased 8.0%, 7.4% and 7.8% respectively during the quarter, yet unable to offset the impact of inflation during the same period.

Loans and other financing- Non restated figures	BBVA ARG Consolidated			Chg (%)
In millions of AR$	2Q21	1Q21	2Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	194,596	180,197	124,130	8.0%	56.8%
Non-financial private sector and residents abroad - Commercial	125,265	116,627	126,295	7.4%	(0.8%)
Total loans and other financing (1)	322,527	299,063	253,996	7.8%	27.0%
(1) Does not include allowances

As of 2Q21, the total loans and other financing over deposits ratio was 52.9%, below the 58.9% recorded in 1Q21 and the 68.0% in 2Q20.

Market share - Private sector Loans	BBVA ARG Consolidated			Chg (%)
In %	2Q21	1Q21	2Q20	QoQ	YoY
Private sector loans - Bank	7.35%	7.35%	7.71%	-	(36)bps
Private sector loans - Consolidated*	8.21%	8.23%	8.54%	(2)bps	(33)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

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Asset Quality

Asset Quality	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Commercial non-performing portfolio (1)	2,460	2,653	1,999	(7.3%)	23.0%
Total commercial portfolio	109,586	104,535	158,356	4.8%	(30.8%)
Commercial non-performing portfolio / Total commercial portfolio	2.24%	2.54%	1.26%	(29)bps	98 bps
Retail non-performing portfolio (1)	5,843	3,157	4,006	85.1%	45.8%
Total retail portfolio	223,433	232,799	227,541	(4.0%)	(1.8%)
Retail non-performing portfolio / Total retail portfolio	2.62%	1.36%	1.76%	126 bps	85 bps
Total non-performing portfolio (1)	8,303	5,810	6,006	42.9%	38.3%
Total portfolio	333,019	337,334	385,897	(1.3%)	(13.7%)
Total non-performing portfolio / Total portfolio	2.49%	1.72%	1.56%	77 bps	94 bps
Allowances	15,600	15,990	16,178	(2.4%)	(3.6%)
Allowances /Total non-performing portfolio	187.88%	275.22%	269.38%	(8,734)bps	(8,149)bps
Quarterly change in Write-offs	702	569	6,069	23.3%	(88.4%)
Write offs / Total portfolio	0.38%	0.17%	1.92%	21 bps	(154)bps
Cost of Risk (CoR)	2.61%	2.47%	4.27%	14 bps	(166)bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 2Q21, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 2.49%, compared to the 1.72% recorded in 1Q21. The increase is mainly explained by the expiration of grace periods related to deferred credit card payments (COVID-19 measures) which caused an increase in the retail non-performing portfolio, and the normalization of grace periods granted by the temporary flexibility in BCRA regulation regarding debtor classification during the COVID-19 pandemic. Regarding the commercial portfolio, this showed a satisfactory credit performance.

The coverage ratio (allowances / total non-performing portfolio) was 187.88% in 2Q21, versus the 275.22% recorded in 1Q21. The change in this ratio reflects a subtle reduction in allowances, but mainly the increase in NPLs (in particular on the retail loan portfolio).

Cost of risk (loan loss allowances / average total loans) reached 2.61% as of 2Q21, higher than 1Q21’s 2.47%. This is mainly explained by the greater reduction in the loan portfolio, in contrast to the contraction in loan loss allowances, in real terms. In nominal terms, loan loss allowances saw a higher increase than the loan portfolio.

Analysis for the allowance of loan losses	BBVA ARG
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 06/30/2021
In millions of AR$
Other financial assets	331	(6)	-	34	(68)	291
Loans and other financing	16,044	(235)	(57)	2,948	(3,511)	15,189
Other debt securities	-	-	-	-	-	-
Eventual commitments	1,710	125	43	25	(361)	1,542
Total allowances	18,085	(116)	(14)	3,007	(3,940)	17,022

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 2Q21 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were temporarily excluded from the scope of such standard.

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Analysis for the allowance of loan losses	Group "C" Subsidiary Companies
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 06/30/2021
In millions of AR$
Loans and other financing	407	74	(9)	(9)	(54)	410
Non-financial private sector and residents abroad	407	74	(9)	(9)	(54)	410
Pledge loans	395	70	(8)	(9)	(43)	406
Financial leases	1	1	(1)	-	-	1
Other	11	3	-	-	(11)	3
Total allowances	407	74	(9)	(9)	(54)	410
Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

The financial statements of consolidated subsidiaries PSA and VWFS were prepared considering the financial reporting framework set forth by the BCRA for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2022.

Public Sector Exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Treasury and Government securities	56,380	52,747	26,719	6.9%	111.0%
Treasury and National Government	56,380	52,747	26,719	6.9%	111.0%
National Treasury Public Debt in AR$	56,380	52,747	14,803	6.9%	280.9%
National Treasury Public Debt in dollars	-	-	11,916	N/A	(100.0%)
Loans to the Public Sector		1		(100.0%)	N/A
AR$ Subtotal	56,380	52,748	14,803	6.9%	280.9%
USD Subtotal*	-	-	11,916	N/A	(100.0%)
Total Public Debt Exposure	56,380	52,748	26,719	6.9%	111.0%

B.C.R.A. Exposure	212,700	142,246	167,598	49.5%	26.9%
Instruments	107,435	108,439	116,129	(0.9%)	(7.5%)
LELIQs	107,435	108,439	116,129	(0.9%)	(7.5%)
Repo	105,265	33,807	51,469	211.4%	104.5%
B.C.R.A. - AR$	105,265	33,807	51,469	211.4%	104.5%

% Public sector exposure (Excl. B.C.R.A.) / Total assets	6.5%	6.4%	3.3%	11 bps	323 bps

*Includes USD-linked Treasury public debt in AR$

2Q21 public sector exposure (excluding BCRA) totaled $56.4 billion, growing 6.9% or $3.6 billion QoQ, and 111.0% or $29.7 billion YoY. The quarterly increase is explained by a greater position in CER-linked treasury bills (LECER) and 2022 National Treasury Bonds at fixed rate (Bonte 22, used for reserve requirement integration).

Short-term liquidity is mostly allocated in BCRA instruments, which grew 49.5% QoQ and 26.9% YoY in real terms. The quarterly increase is explained by a higher position in REPOs with the BCRA, which grew 211.4%.

Exposure to the public sector (excluding BCRA) represents 6.5% of total assets, above the 6.4% in 1Q21 and the 3.3% in 2Q20.

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Deposits

Total Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Total deposits	609,118	563,440	560,637	8.1%	8.6%
Non-financial Public Sector	7,121	7,303	8,206	(2.5%)	(13.2%)
Financial Sector	436	199	450	119.1%	(3.1%)
Non-financial private sector and residents abroad	601,561	555,938	551,981	8.2%	9.0%
Non-financial private sector and residents abroad - AR$	442,085	395,473	381,364	11.8%	15.9%
Checking accounts	138,549	114,303	112,970	21.2%	22.6%
Savings accounts	114,716	100,206	118,384	14.5%	(3.1%)
Time deposits	144,597	141,724	141,731	2.0%	2.0%
Investment accounts	40,583	35,911	2,956	13.0%	n.m
Other	3,640	3,329	5,323	9.3%	(31.6%)
Non-financial private sector and res. abroad - Foreign Currency	159,476	160,465	170,616	(0.6%)	(6.5%)
Checking accounts	36	19	26	91.9%	39.7%
Savings accounts	140,261	139,791	140,736	0.3%	(0.3%)
Time deposits	17,098	18,387	26,017	(7.0%)	(34.3%)
Other	2,080	2,268	3,837	(8.3%)	(45.8%)

% of total portfolio in the private sector in AR$	73.5%	71.1%	69.1%	235 bps	440 bps
% of total portfolio in the private sector in Foregin Currency	26.5%	28.9%	30.9%	(235)bps	(440)bps

% of time deposits with UVA adjustments / Total AR$ Deposits	4.4%	2.7%	2.1%	170 bps	237 bps

% of sight deposits over total deposits	66.4%	64.7%	69.1%	163 bps	(270)bps
% of time deposits over total deposits	33.6%	35.3%	30.9%	(163)bps	270 bps

As of 2Q21, total deposits reached $609.1 billion, increasing 8.1% or $45.7 billion QoQ, and 8.6% or $48.5 billion YoY.

Private non-financial sector deposits in 2Q21 totaled $601.6 billion, increasing 8.2% QoQ, and 9.0% YoY.

Private non-financial sector deposits in pesos totaled $442.1 billion, growing 11.8% compared to 1Q21, and 15.9% compared to 2Q20. The quarterly increase is mainly affected by the growth in sight deposits, especially checking accounts (interest bearing), and savings accounts. All deposits in local currency grew in real terms during the quarter.

Private non-financial sector deposits in foreign currency expressed in pesos fell 0.6% QoQ and 6.5% YoY. Measured in U.S. dollars, these deposits fell 4.5% QoQ and 31.2% YoY.

Private Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Non-financial private sector and residents abroad	601,561	555,938	551,981	8.2%	9.0%
Sight deposits	399,282	359,916	381,276	10.9%	4.7%
Checking accounts	138,585	114,322	112,995	21.2%	22.6%
Savings accounts	254,977	239,997	259,121	6.2%	(1.6%)
Other	5,720	5,598	9,160	2.2%	(37.6%)
Time deposits	202,278	196,022	170,705	3.2%	18.5%
Time deposits	161,695	160,111	167,748	1.0%	(3.6%)
Investment accounts	40,583	35,911	2,956	13.0%	n.m

% of sight deposits over total deposits	66.8%	65.2%	69.6%	158 bps	(276)bps
% of time deposits over total deposits	33.2%	34.8%	30.4%	(158)bps	276 bps

Private Deposits - Non restated figures	BBVA ARG Consolidated			Chg (%)
In millions of AR$	2Q21	1Q21	2Q20	QoQ	YoY
Sight deposits	399,282	324,387	255,753	23.1%	56.1%
Time deposits	202,278	176,672	111,744	19.4%	81.0%
Total deposits	609,118	507,820	373,260	6.2%	63.2%

As of 2Q21, the Bank’s transactional deposits (checking accounts and savings accounts) represented 65.4% of total non-financial private deposits, totaling $393.6 billion, versus 63.7% in 1Q21.

15

Market Share - Private sector Deposits	BBVA ARG Consolidated			Chg (%)
In %	2Q21	1Q21	2Q20	QoQ	YoY
Private sector Deposits - Consolidated*	7.41%	6.90%	6.52%	51 bps	89 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Other sources of funds	140,852	142,382	150,579	(1.1%)	(6.5%)
Central Bank	30	27	49	10.7%	(38.7%)
Banks and international organizations	2,927	2,084	-	40.5%	N/A
Financing received from local financial institutions	6,758	8,733	7,828	(22.6%)	(13.7%)
Corporate bonds	871	1,134	6,313	(23.2%)	(86.2%)
Equity	130,266	130,405	136,389	(0.1%)	(4.5%)

In 2Q21, other sources of funds totaled $140.9 billion, falling 1.1% or $1.5 billion QoQ, and 6.5% or $9.7 billion YoY.

The decline is mostly explained by the 22.6% decrease financing received from local financial institutions.

The 0.1% decline in equity is explained by the reclassification into liabilities of the $7.0 billion declared dividend, which distribution is pending pursuant to Communication “A” 6939 and amendments by the BCRA.

Liquid Assets

Total Liquid Assets	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Total liquid assets	461,393	405,921	357,383	13.7%	29.1%
Cash and deposits in banks	198,330	217,174	169,013	(8.7%)	17.3%
Debt securities at fair value through profit or loss	4,518	5,375	14,486	(15.9%)	(68.8%)
Government securities	4,518	5,375	0	(15.9%)	n.m
Liquidity bills of B. C. R. A.	-	-	14,485	N/A	(100.0%)
Net REPO transactions	105,265	33,807	51,469	211.4%	104.5%
Other debt securities	153,280	149,565	122,415	2.5%	25.2%
Government securities	45,844	41,125	20,771	11.5%	120.7%
Liquidity bills of B. C. R. A.	107,435	108,439	101,644	(0.9%)	5.7%

Liquid assets / Total Deposits	75.7%	72.0%	63.7%	370 bps	1,200 bps

In 2Q21, liquid assets were $461.4 billion, increasing 13.7% or $55.5 billion compared to 1Q21, and 29.1% or $104.0 billion compared to 2Q20, mainly due to an increase in net REPO transactions.

In 2Q21, the liquidity ratio (liquid assets / total deposits) reached 75.7%. Liquidity ratio in local and foreign currency reached 74.8% and 79.8% respectively.

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Solvency

Minimum capital requirement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Minimum capital requirement	42,686	44,299	47,642	(3.6%)	(10.4%)
Credit risk	31,640	33,149	35,202	(4.6%)	(10.1%)
Market risk	570	196	862	190.2%	(33.9%)
Operational risk	10,476	10,953	11,577	(4.4%)	(9.5%)

Integrated Capital - RPC (1)*	121,442	121,087	124,765	0.3%	(2.7%)
Ordinary Capital Level 1 ( COn1)	135,122	137,902	141,368	(2.0%)	(4.4%)
Deductible items COn1	(16,911)	(20,177)	(20,339)	16.2%	16.9%
Additional Capital Level 2 (COn2)	3,231	3,362	3,735	(3.9%)	(13.5%)

Excess Capital
Integration excess	78,756	76,788	77,123	2.6%	2.1%
Excess as % of minimum capital requirement	184.5%	173.3%	161.88%	1,116 pbs	2,262 pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	522,063	541,672	582,713	(3.6%)	(10.4%)

Regulatory Capital Ratio (1)/(2)	23.3%	22.4%	21.4%	91 bps	185 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.6%	21.7%	20.8%	91 bps	187 bps

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 2Q21. Capital ratio reached 23.3%. Tier 1 ratio was 22.6% and capital excess over regulatory requirement was $78.8 billion or 184.5%.

BBVA Argentina Asset Management S.A.

Mutual Funds Assets	BBVA Asset Management			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
FBA Renta Pesos	138,461	148,793	165,810	(6.9%)	(16.5%)
FBA Renta Fija Plus	10,317	5,633	75	83.2%	n.m
FBA Ahorro Pesos	1,526	1,439	979	6.0%	55.9%
FBA Horizonte	373	691	1,145	(46.0%)	(67.4%)
FBA Calificado	591	546	746	8.2%	(20.8%)
FBA Acciones Argentina	488	452	664	8.0%	(26.5%)
FBA Acciones Latinoamericanas	476	422	544	12.8%	(12.5%)
FBA Bonos Argentina	373	330	347	13.0%	7.5%
FBA Bonos Globales	122	226	332	(46.0%)	(63.3%)
FBA Renta Mixta	155	60	59	158.3%	162.7%
FBA Gestión I	32	33	38	(3.0%)	(15.8%)
FBA Horizonte Plus	26	31	81	(16.1%)	(67.9%)
FBA Retorno Total I	21	30	62	(30.0%)	(66.1%)
FBA Renta Pública I	2	2	2	-	-
FBA Renta Fija Local	2	2	2	-	-
FBA Renta Fija Dólar Plus	-	-	1,104	N/A	(100.0%)
FBA Brasil I	-	-	83	N/A	(100.0%)
FBA Renta Fija Dólar	-	-	751	N/A	(100.0%)
Total assets	152,965	158,690	171,990	(3.6%)	(11.1%)

Market Share - Mutual funds	BBVA Asset Management			Chg (%)
In %	2Q21	1Q21	2Q20	QoQ	YoY
Mutual funds	6.19%	6.29%	8.22%	(10)bps	(203)bps

Source: Cámara Argentina de Fondos Comunes de Inversión

17

Other events

Main Relevant Events

•	As of June 29, 2021, the Board of Directors accepted the resignation of the Regular Director Nuria Alonso Jiménez, and appointed Mr. Gustavo Alberto Mazzolini Casas, who was acting as Alternate Director, as Regular Director until the next Ordinary General Meeting of Shareholders is held, in accordance with the provisions set forth in Section 10 of the corporate By-laws.
•	As of July 16, 2021, the Bank has been notified of a class action and extension of the same, filed by the Asociación de Defensa del Asegurado, Consumidores y Usuarios –ADACU- Asociación Civil (Association for the Defense of the Insured, Consumers and Users -ADACU- Non Profit). The Association, acting on behalf of consumers, demands the obligation of BBVA to inform its customers about the duty to extinguish the amount in the event of death or permanent total invalidity of the debtor, by the execution of an insurance or self-insurance agreement. In this sense, it requests the updated refund to the invalidated users or to the heirs of the deceased users, of the amounts already received from them by cancellation of debit balances existing at the time of disability or death of the user; and requests the cancellation of any debt due for users who have died or been disabled since the effective date of paragraph 2.3.11.1 of BCRA communication "A" 5928, plus any currency or interests adjustments. It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today.
•	As of July 22, 2021, the Bank reported technical inconveniences with its systems which prevented banking and capital market transactions to be carried out as usual, and which were solved during the course of the day.

Digital Transformation

Digitalization continued to accelerate during 2Q21. Active digital client total more than 1.9 million with a 73.7% penetration over total active clients (2.8 million), versus a penetration of 69.3% in 2Q20. Active mobile clients reach 1.7 million, representing a 62.3% penetration in 2Q21, versus a penetration of 57.4% in 2Q20. Digital and mobile transactions5 increased 16.6% in 2Q21 YoY.

On 2Q21, retail digital sales measured in units reached 78.1% of total sales (vs. 77.9% in 2Q20) and represent 54.6% of the Banks total sales measured in monetary value (vs. 59.8% in 2Q20).

SMEs Productive investment financing credit lines – June 2021

Pursuant to Communication “A” 7240. The amount to be granted by the Bank regarding the 2021 quota is $24.4 billion, according to BCRA’s Communication “B” 12164. The Bank is satisfactorily working to achieve such quota.

5 Includes online and mobile banking, Net Cash online & mobile, and non-bank correspondents.

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Main Regulatory Changes

Reserve requirement integration with public securities. (Communication “A” 7290, 05/27/2021). The Central Bank states that as of June 1, 2021, all reserve requirement that financial institutions can integrate in LELIQ, will also be able to be integrated with sovereign securities in pesos that are not USD-linked, with a residual maturity of at least 180 days and 450 days at most, purchased at primary offering as of that date. Public securities used to integrate reserve requirements in pesos will be excluded from “Non-financial public sector financing” regulation limits.

Immediate liquidity. (Communication “A” 7291, 05/27/2021). As of June 1, 2021, the BCRA will enable a mechanism called “immediate liquidity” through which financial institutions will be able to sell public securities to the BCRA (which they had purchased to integrate reserve requirements), according to the following conditions:

•	The securities should have been introduced through the primary market as of June 1, 2021 by the selling institution.
•	The passing of at least 5 working days since settlement day of the primary auction in which they were purchased.
•	Having been applied as reserve requirement.

2022 National Treasury Bonds at 22% fixed rate with maturity on May 2022 (TY22P) are excluded.

Damaged banknotes. (Communication “A” 7292, 05/28/2021). The BCRA stated the limits that financial institutions must consider, as of June 1 and until September 30, 2021, regarding the holding of banknotes of “proper handling” and “damaged” affected by the interbank compensation of banknotes (ICB). Consequently, it authorizes the declaration of excess damaged banknotes to the ICB, kept in armored transportation registered in the “Registro de transportadoras de valores”of all provinces including Ciudad Autónoma de Buenos Aires (CABA), under the conditions established in the Annex of Communication “A” 5670 and amendments.

Financial issuers of credit and/or purchase cards. Maximum period for settlement of transactions made in one payment. (Communication “A” 7305, 06/11/2021). The BCRA stated that as of July 1, 2021, the maximum period for financial institutions to transfer funds from sales made in one payment, in deposit accounts of providers or businesses (through credit and/or purchase cards that these issue) will be: i) 8 working days if they are SMEs or individuals. Ii) 10 working days for medium companies and those whose activity is “accommodation services, tourism, gastronomy and/or health”, not included in the preceding item. Iii) 18 working days for all other cases. In all cases, said period will be counted since the date of the purchase. Financial institutions will not be able to charge any fee related to settlement periods. Neither will they prevent or difficult the means of payment through these cards.

Dividend distribution. (Communication “A” 7312, 06/24/2021). The BCRA extended until December 31, 2021, the ban on the distribution of results for financial institutions.

Reserve requirement. (Communication “A” 7318, 07/01/2021). As of July 1, 2021, obligations with businesses for sales with credit, debit or pre-paid cards are excluded from reserve requirement calculation.

Reserve requirement. Ahora 12. (Communication “A” 7334, 07/29/2021). The BCRA states that as of September 1, 2021, the deduction of average reserve requirements in pesos related to financings within the “Ahora 12” Program, cannot exceed 8% of all concepts in pesos subject to reserve requirement, in average, from the month prior to calculation (previously 6%).

Zero rate financing 2021. (Communication “A” 7342, 08/13/2021). The BCRA states that financial institutions must grant “Zero rate credits 2021” financing in pesos, in the frame of the Decree No 512/21, under the same conditions as the “Zero rate credits” specified in the “Financial services within the sanitary emergency disposed by Decree No 260/2020 Coronavirus (COVID-19)” regulation, with the following characteristics:

19

•	Financing must be granted in one unique installment.
•	Fee charges are banned on these credits, even if they are classified as non-performing.
•	Clients granted these financings will pay an interest rate and total financial cost of 0%.
•	Financing will get a grace period of 6 months since accreditation. As of month 7, it will be repaid in at least 12 monthly equal consecutive installments.
•	Refinancing of “Zero rate credits” specified in Decree No 332/2020 through “Zero rate credits 2021” lines must absorb the amounts due and will not be considered as refinancing in accordance to regulation regarding debtor classification.
•	Financial institutions will not be able to deduct from these financings any kind of charge or fee against the client. The interest rate that the FONDEP will recognize to financial institution will be 15% nominal annual over the balances of granted credits.

20

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

21

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

22

Balance Sheet

Balance Sheet	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Assets
Cash and deposits in banks	198,330	217,174	169,013	(8.7%)	17.3%
Cash	59,218	73,159	75,804	(19.1%)	(21.9%)
Financial institutions and correspondents	139,112	144,015	93,209	(3.4%)	49.2%
Other local and foreign financial institutions	135,200	139,461	86,988	(3.1%)	55.4%
Debt securities at fair value through profit or loss	3,912	4,554	6,221	(14.1%)	(37.1%)
Derivatives	4,523	5,405	14,653	(16.3%)	(69.1%)
Repo transactions	2,636	2,747	1,587	(4.0%)	66.1%
Other financial assets	105,265	33,807	51,469	211.4%	104.5%
Loans and other financing	15,249	15,332	9,579	(0.5%)	59.2%
Non-financial public sector	306,927	315,829	365,325	(2.8%)	(16.0%)
B.C.R.A	-	1	-	(100.0%)	N/A
Other financial institutions	2,368	2,204	5,282	7.4%	(55.2%)
Non-financial private sector and residents abroad	304,559	313,624	360,043	(2.9%)	(15.4%)
Other debt securities	153,769	149,863	122,415	2.6%	25.6%
Financial assets pledged as collateral	16,679	18,468	16,145	(9.7%)	3.3%
Current income tax assets	4,831	1,510	14	219.9%	n.m
Investments in equity instruments	2,127	2,528	2,711	(15.9%)	(21.5%)
Investments in subsidiaries and associates	2,052	1,758	1,846	16.7%	11.2%
Property and equipment	41,226	41,764	42,462	(1.3%)	(2.9%)
Intangible assets	2,373	2,116	1,603	12.1%	48.0%
Deferred income tax assets	651	4,644	4,519	(86.0%)	(85.6%)
Other non-financial assets	7,471	9,986	7,168	(25.2%)	4.2%
Non-current assets held for sale	283	283	283	-	-
Total Assets	864,392	823,214	810,792	5.0%	6.6%
Liabilities
Deposits	609,118	563,440	560,637	8.1%	8.6%
Non-financial public sector	7,121	7,303	8,206	(2.5%)	(13.2%)
Financial sector	436	199	450	119.1%	(3.1%)
Non-financial private sector and residents abroad	601,561	555,938	551,981	8.2%	9.0%
Derivatives	142	443	345	(67.9%)	(58.8%)
Other financial liabilities	46,893	49,832	42,230	(5.9%)	11.0%
Financing received from the B.C.R.A. and other financial institutions	9,715	10,843	7,877	(10.4%)	23.3%
Corporate bonds issued	871	1,134	6,313	(23.2%)	(86.2%)
Current income tax liabilities	82	1,762	4,863	(95.3%)	(98.3%)
Provisions	6,337	11,612	16,522	(45.4%)	(61.6%)
Deferred income tax liabilities	3,430	81	7	n.m	n.m
Other non-financial liabilities	54,903	51,028	32,797	7.6%	67.4%
Total Liabilities	731,491	690,175	671,591	6.0%	8.9%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	33,069	33,069	33,069	-	-
Capital adjustments	23,516	23,516	23,516	-	-
Reserves	63,848	108,195	123,837	(41.0%)	(48.4%)
Retained earnings	(1,256)	(38,141)	(51,980)	96.7%	97.6%
Other accumulated comprehensive income	(82)	(185)	(1,050)	55.8%	92.2%
Income for the period	10,558	3,338	8,384	216.3%	25.9%
Equity attributable to owners of the Parent	130,266	130,405	136,389	(0.1%)	(4.5%)
Equity attributable to non-controlling interests	2,635	2,634	2,812	0.0%	(6.3%)
Total Equity	132,901	133,039	139,201	(0.1%)	(4.5%)
Total Liabilities and Equity	864,392	823,214	810,792	5.0%	6.6%
23

Balance Sheet – 5 quarters

Balance Sheet	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	2Q21	1Q21	4Q20	3Q20	2Q20
Assets
Cash and deposits in banks	198,330	217,174	190,629	185,810	169,013
Cash	59,218	73,159	77,993	54,911	75,804
Financial institutions and correspondents	139,112	144,015	112,636	130,899	93,209
B.C.R.A	135,200	139,461	108,010	125,036	86,988
Other local and foreign financial institutions	3,912	4,554	4,626	5,863	6,221
Debt securities at fair value through profit or loss	4,523	5,405	1,182	8,424	14,653
Derivatives	2,636	2,747	4,860	1,969	1,587
Repo transactions	105,265	33,807	61,644	26,507	51,469
Other financial assets	15,249	15,332	12,588	17,339	9,579
Loans and other financing	306,927	315,829	350,306	350,084	365,325
Non-financial public sector	-	1	1	1	-
B.C.R.A	-	-	8	-	-
Other financial institutions	2,368	2,204	2,200	4,113	5,282
Non-financial private sector and residents abroad	304,559	313,624	348,097	345,970	360,043
Other debt securities	153,769	149,863	151,146	147,633	122,415
Financial assets pledged as collateral	16,679	18,468	22,449	20,285	16,145
Current income tax assets	4,831	1,510	1	7	14
Investments in equity instruments	2,127	2,528	3,198	2,461	2,711
Investments in subsidiaries and associates	2,052	1,758	1,807	1,872	1,846
Property and equipment	41,226	41,764	42,320	42,055	42,462
Intangible assets	2,373	2,116	1,947	1,807	1,603
Deferred income tax assets	651	4,644	6,646	4,764	4,519
Other non-financial assets	7,471	9,986	11,185	8,432	7,168
Non-current assets held for sale	283	283	283	283	283
Total Assets	864,392	823,214	862,191	819,732	810,792
Liabilities
Deposits	609,118	563,440	599,330	557,531	560,637
Non-financial public sector	7,121	7,303	7,054	8,272	8,206
Financial sector	436	199	1,080	767	450
Non-financial private sector and residents abroad	601,561	555,938	591,196	548,492	551,981
Derivatives	142	443	236	50	345
Other financial liabilities	46,893	49,832	49,161	53,896	42,230
Financing received from the B.C.R.A. and other financial institutions	9,715	10,843	12,064	4,684	7,877
Corporate bonds issued	871	1,134	1,465	5,722	6,313
Current income tax liabilities	82	1,762	4,665	4,015	4,863
Provisions	6,337	11,612	14,381	14,623	16,522
Deferred income tax liabilities	3,430	81	49	26	7
Other non-financial liabilities	54,903	51,028	50,809	33,537	32,797
Total Liabilities	731,491	690,175	732,160	674,084	671,591
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	33,069	33,069	33,069	33,069	33,069
Capital adjustments	23,516	23,516	23,516	23,516	23,516
Reserves	63,848	108,195	108,195	123,837	123,837
Retained earnings	(1,256)	(38,141)	(51,979)	(51,980)	(51,980)
Other accumulated comprehensive income	(82)	(185)	98	432	(1,050)
Income for the period	10,558	3,338	13,839	13,351	8,384
Equity attributable to owners of the Parent	130,266	130,405	127,351	142,838	136,389
Equity attributable to non-controlling interests	2,635	2,634	2,680	2,810	2,812
Total Equity	132,901	133,039	130,031	145,648	139,201
Total Liabilities and Equity	864,392	823,214	862,191	819,732	810,792

24

Balance Sheet – In Foreign Currency Exposure

Foreign Currency Exposure	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Assets
Cash and deposits in banks	127,224	140,726	130,755	(9.6%)	(2.7%)
Debt securities at fair value through profit or loss	1	1	-	(6.3%)	N/A
Other financial assets	2,511	2,720	2,804	(7.7%)	(10.4%)
Loans and other financing	38,141	32,188	49,346	18.5%	(22.7%)
Other financial institutions	313	327	1,770	(4.1%)	(82.3%)
Non-financial private sector and residents abroad	37,827	31,861	47,576	18.7%	(20.5%)
Other debt securities	144	-	6,299	N/A	(97.7%)
Financial assets pledged as collateral	4,943	5,492	10,022	(10.0%)	(50.7%)
Investments in equity instruments	31	33	27	(4.8%)	14.6%
Total foreign currency assets	172,994	181,159	199,253	(4.5%)	(13.2%)
Liabilities
Deposits	163,306	162,838	174,213	0.3%	(6.3%)
Non-Financial Public Sector	3,730	2,494	3,479	49.5%	7.2%
Financial Sector	58	60	72	(4.3%)	(19.7%)
Non-financial private sector and residents abroad	159,518	160,284	170,662	(0.5%)	(6.5%)
Other financial liabilities	11,093	14,027	11,795	(20.9%)	(5.9%)
Financing received from the B.C.R.A. and other financial institutions	3,489	2,729	817	27.9%	327.0%
Other non financial liabilities	1,178	1,758	1,337	(33.0%)	(11.9%)
Total foreign currency liabilities	179,066	181,352	188,162	(1.3%)	(4.8%)

Foreign Currency Net Position - AR$	(6,072)	(192)	11,091	n.m	(154.7%)

Foreign Currency Net Position - USD	(63)	(2)	157	n.m	(140.3%)

Income Statement

Income Statement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	2Q21	1Q21	2Q20	QoQ	YoY
Interest income	43,669	40,726	33,557	7.2%	30.1%
Interest expense	(19,363)	(16,818)	(9,711)	(15.1%)	(99.4%)
Net interest income	24,306	23,908	23,846	1.7%	1.9%
Fee income	9,537	8,519	9,169	11.9%	4.0%
Fee expenses	(4,108)	(4,797)	(4,500)	14.4%	8.7%
Net fee income	5,429	3,722	4,669	45.9%	16.3%
Net income from financial instruments at fair value through P&L	1,252	1,776	1,913	(29.5%)	(34.6%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(16)	(37)	(309)	56.8%	94.8%
Foreign exchange and gold gains	1,181	994	2,245	18.8%	(47.4%)
Other operating income	1,812	1,716	1,715	5.6%	5.7%
Loan loss allowances	(2,126)	(2,123)	(3,974)	(0.1%)	46.5%
Net operating income	31,838	29,956	30,105	6.3%	5.8%
Personnel benefits	(6,359)	(6,479)	(5,956)	1.9%	(6.8%)
Administrative expenses	(5,878)	(5,916)	(5,755)	0.6%	(2.1%)
Depreciation and amortization	(1,189)	(1,186)	(1,266)	(0.3%)	6.1%
Other operating expenses	(5,563)	(5,157)	(4,253)	(7.9%)	(30.8%)
Operating expenses	(18,989)	(18,738)	(17,230)	(1.3%)	(10.2%)
Operating income	12,849	11,218	12,875	14.5%	(0.2%)
Income from associates and joint ventures	174	(33)	284	n.m	(38.7%)
Income from net monetary position	(8,734)	(8,377)	(3,750)	(4.3%)	(132.9%)
Income before income tax	4,289	2,808	9,409	52.7%	(54.4%)
Income tax	2,931	485	(3,091)	n.m	194.8%
Income for the period	7,220	3,293	6,318	119.3%	14.3%
Owners of the parent	7,219	3,339	6,246	116.2%	15.6%
Non-controlling interests	1	(46)	72	102.2%	(98.6%)

Other comprehensive Income (1)	75	(255)	1,898	129.4%	(96.0%)
Total comprehensive income	7,295	3,038	8,216	140.1%	(11.2%)

25

Income Statement – 6 month accumulated

Income Statement - 6 month accumulated	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	2021	2020	Var %
Interest income	84,395	72,512	16.4%
Interest expense	(36,181)	(22,644)	(59.8%)
Net interest income	48,214	49,868	(3.3%)
Fee income	18,056	17,717	1.9%
Fee expenses	(8,905)	(10,079)	11.6%
Net fee income	9,151	7,638	19.8%
Net income from financial instruments at fair value through P&L	3,028	3,479	(13.0%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(53)	(1,469)	96.4%
Foreign exchange and gold gains	2,175	4,203	(48.3%)
Other operating income	3,528	3,359	5.0%
Loan loss allowances	(4,249)	(6,544)	35.1%
Net operating income	61,794	60,534	2.1%
Personnel benefits	(12,838)	(12,982)	1.1%
Administrative expenses	(11,794)	(11,437)	(3.1%)
Depreciation and amortization	(2,375)	(2,568)	7.5%
Other operating expenses	(10,720)	(9,178)	(16.8%)
Operating expenses	(37,727)	(36,165)	(4.3%)
Operating income	24,067	24,369	(1.2%)
Income from associates and joint ventures	141	328	(57.0%)
Income from net monetary position	(17,111)	(9,680)	(76.8%)
Income before income tax	7,097	15,016	(52.7%)
Income tax	3,416	(6,517)	152.4%
Income for the period	10,513	8,500	23.7%
Owners of the parent	10,558	8,384	25.9%
Non-controlling interests	(45)	116	(138.8%)

Other comprehensive Income (1)	(180)	5,112	(103.5%)
Total comprehensive income	10,333	13,611	(24.1%)

26

Income Statement – 5 quarters

Income Statement	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	2Q21	1Q21	4Q20	3Q20	2Q20
Interest income	43,669	40,726	40,133	36,435	33,557
Interest expense	(19,363)	(16,818)	(15,660)	(13,202)	(9,711)
Net interest income	24,306	23,908	24,473	23,233	23,846
Fee income	9,537	8,519	9,438	8,747	9,169
Fee expenses	(4,108)	(4,797)	(5,928)	(4,555)	(4,500)
Net fee income	5,429	3,722	3,510	4,192	4,669
Net income from financial instruments at fair value through P&L	1,252	1,776	5,206	1,236	1,913
Net loss from write-down of assets at amortized cost and fair value through OCI	(16)	(37)	(183)	(1,242)	(309)
Foreign exchange and gold gains	1,181	994	1,345	2,257	2,245
Other operating income	1,812	1,716	2,415	2,093	1,715
Loan loss allowances	(2,126)	(2,123)	(4,607)	(1,294)	(3,974)
Net operating income	31,838	29,956	32,159	30,475	30,105
Personnel benefits	(6,359)	(6,479)	(6,088)	(6,394)	(5,956)
Administrative expenses	(5,878)	(5,916)	(6,066)	(6,083)	(5,755)
Depreciation and amortization	(1,189)	(1,186)	(1,359)	(1,169)	(1,266)
Other operating expenses	(5,563)	(5,157)	(7,626)	(3,776)	(4,253)
Operating expenses	(18,989)	(18,738)	(21,139)	(17,422)	(17,230)
Operating income	12,849	11,218	11,020	13,053	12,875
Income from associates and joint ventures	174	(33)	30	(15)	284
Income from net monetary position	(8,734)	(8,377)	(8,563)	(6,441)	(3,750)
Income before income tax	4,289	2,808	2,487	6,597	9,409
Income tax	2,931	485	(2,129)	(1,631)	(3,091)
Income for the period	7,220	3,293	358	4,966	6,318
Owners of the parent	7,219	3,339	488	4,967	6,246
Non-controlling interests	1	(46)	(130)	(1)	72

Other comprehensive Income (1)	75	(255)	(334)	1,482	1,898
Total comprehensive income	7,295	3,038	24	6,448	8,216

Ratios

Quarterly Annualized Ratios	BBVA ARG Consolidated			Chg (%)
In %	2Q21	1Q21	2Q20	QoQ	YoY
Profitability
Efficiency Ratio	67.9%	72.5%	54.1%	(459)bps	1,383 bps
Efficiency Ratio (excl. Inflation adjustments)	47.1%	50.1%	47.4%	(299)bps	(31)bps
ROA	3.4%	1.6%	3.3%	182 bps	17 bps
ROE	22.2%	10.5%	19.6%	1,171 bps	262 bps
Liquidity
Liquid assets / Total Deposits	75.7%	72.0%	63.7%	370 bps	1,200 bps
Capital
Regulatory Capital Ratio	23.3%	22.4%	21.4%	91 bps	185 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.6%	21.7%	20.8%	91 bps	187 bps
Asset Quality
Total non-performing portfolio / Total portfolio	2.49%	1.72%	1.56%	77 bps	94 bps
Allowances /Total non-performing portfolio	187.88%	275.22%	269.38%	(8,734)bps	(8,149)bps
Cost of Risk	2.61%	2.47%	4.27%	14 bps	(166)bps

27

Accumulated Annualized Ratios	BBVA ARG Consolidated			Chg (%)
In %	2Q21	1Q21	2Q20	QoQ	YoY
Profitability
Efficiency Ratio	70.1%	72.5%	56.0%	(236)bps	1,417 bps
Efficiency Ratio (excl. Inflation adjustments)	48.5%	50.1%	47.4%	(153)bps	116 bps
ROA	2.5%	1.6%	2.2%	86 bps	29 bps
ROE	16.5%	10.5%	13.1%	602 bps	345 bps
Liquidity
Liquid assets / Total Deposits	75.7%	72.0%	63.7%	370 bps	1,200 bps
Capital
Regulatory Capital Ratio	23.3%	22.4%	21.4%	91 bps	185 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.6%	21.7%	20.8%	91 bps	187 bps
Asset Quality
Total non-performing portfolio / Total portfolio	2.49%	1.72%	1.56%	77 bps	94 bps
Allowances /Total non-performing portfolio	187.88%	275.22%	269.38%	(8,734)bps	(8,149)bps
Cost of Risk	2.62%	2.47%	3.54%	14 bps	(166)bps

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

investorelations-arg@bbva.com

ir.bbva.com.ar

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	August 24, 2021	By:	/s/ Ernesto Gallardo Jimenez
			Name:	Ernesto Gallardo Jimenez
			Title:	Chief Financial Officer